SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: February 21, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    ☑         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐         No    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐         No    ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On February 26, 2013, Navios Maritime Acquisition Corporation (“Navios”) issued a press release announcing the closing on February 26, 2013 of (i) a registered direct offering of 9,825,000 shares of its common stock (the “Registered Shares”) at $2.85 per share, raising gross proceeds of approximately $28.0 million and (ii) a private placement to Navios Maritime Holdings Inc. (“Navios Holdings”) and certain members of management of the Company and its affiliates (the “Management Investors”) of 17,702,491 shares of common stock (the “Private Placement Shares”) at $2.85 per share, raising gross proceeds of $50.5 million. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On February 21, 2013, Navios entered into a Placement Agency Agreement with RS Platou Markets, Inc., as manager for the placement agents identified therein, in connection with its registered direct offering (the “Placement Agency Agreement”). On February 21, 2013, Navios entered into subscription agreements with the investors purchasing Registered Shares in the registered direct offering. A copy of the Placement Agency Agreement and the form of subscription agreement are filed as Exhibits 1.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. with respect to the issuance of the Registered Shares is filed as Exhibit 5.1 as part of this Report.

On February 26, 2013, Navios entered into (i) a Securities Purchase Agreement with Navios Holdings, in connection with the private placement of 17,544,300 of the Private Placement Shares (the “Securities Purchase Agreement”) and (ii) co-investment share subscription agreements with each of the Management Investors covering an aggregate of 158,191 of the Private Placement Shares. Navios also entered into a Registration Rights Agreement on February 26, 2013 with Navios Holdings and the Management Investors (the “Registration Rights Agreement”), providing Navios Holdings and the Management Investors with standard demand and piggy back registration rights for the Private Placement Shares. A copy of the Securities Purchase Agreement, the form of co-investment share subscription agreement and the Registration Rights Agreement are filed as Exhibits 10.1, 10.2 and 10.3, respectively, hereto

This information contained in this report is hereby incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: March 4, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
1.1	Placement Agency Agreement dated February 21, 2013

5.1	Opinion of Reeder & Simpson P.C. dated February 26, 2013

10.1	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.

10.2	Form of Co-Investment Share Purchase Agreement

10.3	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto.

99.1	Press Release dated February 26, 2013

99.2	Form of Subscription Agreement